UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Landsea Homes Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51509P103

(CUSIP Number)

Qin Zhou

Chief Executive Officer

Landsea Holdings Corporation

660 Newport Center Drive, Suite

Newport Beach, CA 92660

(213) 689-5132

With a copy to:

James Hsu, Esq.

Squire Patton Boggs (US) LLP

555 Flower St 31st floor

Los Angeles, CA 90071

(213) 689-5170

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Landsea Holdings Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 23,640,729 (1) (see Items 4 and 5)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 23,640,729 (1) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 23,640,729 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 56.2% (2) (see Item 5)
14	Type of Reporting Person CO; HC

(1)

Consists of 23,640,729 shares (“Shares”) of common stock of Landsea Homes Corporation (“Common Stock”) held of record by Landsea Holdings Corporation after (a) acquiring (i) 32,557,303 shares of Common Stock issued by Landsea Homes Corporation (the “Issuer”) as merger consideration pursuant to the Agreement and Plan of Merger dated as of August 31, 2020 (the “Merger Agreement”) and (ii) 5,000,000 shares of Common Stock from Level Field Capital, LLC (the “Sponsor”) pursuant to the Sponsor Transfer, Waiver, Forfeiture and Deferral Agreement dated as of August 31, 2020 (the “Sponsor Surrender Agreement”), (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, as of January 7, 2021, (c) disposing of 4,838,710 shares pursuant to the Stock Purchase Agreement dated as of May 31, 2022, and (d) disposing of 4,398,826 shares pursuant to the Share Repurchase Agreement dated as of June 1, 2022.

(2)

The percentage ownership is based upon 42,086,330 shares of Common Stock issued and outstanding as of June 9, 2022 as set forth in the Prospectus Supplement filed by the Issuer with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(3) on June 10, 2022.

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Landsea Green Properties Co. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 23,640,729 (1) (see Items 4 and 5)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 23,640,729 (1) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 23,640,729 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 56.2% (2) (see Item 5)
14	Type of Reporting Person CO; HC

(1)

Consists of 21,615,729 shares (“Shares”) of common stock of Landsea Homes Corporation (“Common Stock”) held of record by Landsea Holdings Corporation after (a) acquiring (i) 32,557,303 shares of Common Stock issued by Landsea Homes Corporation (the “Issuer”) as merger consideration pursuant to the Agreement and Plan of Merger dated as of August 31, 2020 (the “Merger Agreement”) and (ii) 5,000,000 shares of Common Stock from Level Field Capital, LLC (the “Sponsor”) pursuant to the Sponsor Transfer, Waiver, Forfeiture and Deferral Agreement dated as of August 31, 2020 (the “Sponsor Surrender Agreement”), (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, as of January 7, 2021, (c) disposing of 4,838,710 shares pursuant to the Stock Purchase Agreement dated as of May 31, 2022, and (d) disposing of 4,398,826 shares pursuant to the Share Repurchase Agreement dated as of June 1, 2022.

(2)

The percentage ownership is based upon 42,086,330 shares of Common Stock issued and outstanding as of June 9, 2022 as set forth in the Prospectus Supplement filed by the Issuer with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(3) on June 10, 2022.

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Ming Tian
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 23,640,729 (1) (see Items 4 and 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,640,729 (1) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 23,640,729 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 56.2% (2) (see Item 5)
14	Type of Reporting Person IN; HC

(1)

Consists of 23,640,729 shares (“Shares”) of common stock of Landsea Homes Corporation (“Common Stock”) held of record by Landsea Holdings Corporation after (a) acquiring (i) 32,557,303 shares of Common Stock issued by Landsea Homes Corporation (the “Issuer”) as merger consideration pursuant to the Agreement and Plan of Merger dated as of August 31, 2020 (the “Merger Agreement”) and (ii) 5,000,000 shares of Common Stock from Level Field Capital, LLC (the “Sponsor”) pursuant to the Sponsor Transfer, Waiver, Forfeiture and Deferral Agreement dated as of August 31, 2020 (the “Sponsor Surrender Agreement”), (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, as of January 7, 2021, (c) disposing of 4,838,710 shares pursuant to the Stock Purchase Agreement dated as of May 31, 2022, and (d) disposing of 4,398,826 shares pursuant to the Share Repurchase Agreement dated as of June 1, 2022.

(2)

The percentage ownership is based upon 42,086,330 shares of Common Stock issued and outstanding as of June 9, 2022 as set forth in the Prospectus Supplement filed by the Issuer with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(3) on June 10, 2022.

Statement on Schedule 13D

Explanatory Note

This Amendment No. 3 amends and supplements the Schedule 13D filed on January 19, 2021, as amended by Amendment No. 1 filed on May 12, 2022 (the “Amendment No.1”) and Amendment No. 2 filed on June 2, 2022 (the “Amendment No. 2”). This Amendment No. 3: (i) reports that on June 7, 2022, Landsea Holdings Corporation entered into a business loan agreement (the “Loan Agreement”) and related pledge and security agreement (the “Pledge Agreement”) with East West Bank; (ii) reports that on June 9, 2022, Landsea Holdings Corporation (the “Holder”) and Landsea Home Corporation (the “Company”) entered a Private Placement Warrants Purchase Agreement (the “Warrant Purchase Agreement”), dated June 9, 2022; and (iii) discloses certain post-closing obligations under the Stock Purchase Agreement (“Stock Purchase Agreement”) between Landsea Holdings Company and Green Investment Alpha Limited, dated May 31, 2022 and described in the Amendment 2. These disclosures are further discussed below in Items 4 and 6.

The aggregate number of shares of Common Stock deemed to be beneficially owned by the Reporting Persons has not changed from the Amendment No. 2 filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “Commission”) on June 2, 2022. Except as otherwise specified in this Amendment No. 3, all previous Items are unchanged.

Item 4. – Purpose of Transaction

Item 4 is hereby amended to add the following supplemental information:

The information set forth in Item 6 is hereby incorporated by reference into Item 4 of this Amendment No. 1.

Item 6. – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following supplemental information:

Loan Agreement and related Pledge Agreement

On June 7, 2022, Landsea Holdings Corporation (the “Borrower”) and East West Bank (the “Lender”), entered into the Loan Agreement and the related Pledge Agreement, pursuant to which the Lender agreed to provide a loan in the principal amount of $5,000,000 to the Borrower (the “Loan”). Borrower will pay this loan in 60 payments of $93,374.68 until the maturity date of June 7, 2027. If Borrower defaults on the Loan Agreement, Lender may declare the entire unpaid principal balance under this loan and all accrued unpaid interest immediately due, and then Borrower will pay that amount.

In connection with the Loan Agreement, the Borrower and Lender entered into the Pledge Agreement, pursuant to which Borrower granted to Lender, Borrower’s present and future rights, title and interest in and to 2,025,000 shares of Common Stock of Landsea Homes Corporation (the “Collateral”). Lender may hold the Collateral until all indebtedness under the Loan Agreement has been paid and satisfied. Thereafter Lender may deliver the Collateral to Borrower or to any other owner of the Collateral.

The Loan and Pledge agreements closed on June 8, 2022.

Warrant Purchase Agreement

On June 10, 2022, Landsea Holdings Corporation (the “Holder”) simultaneously signed and closed the Warrant Purchase Agreement with Landsea Homes Corporation (the “Company”), pursuant to which the Holder sold to the Company its 2,200,000 private placement warrants free and clear of all encumbrances for an aggregate purchase price of $6,600,000 or $3.00 per private placement warrant. The private placement warrants, exercisable for an equal amount of shares of Common Stock of the Company, were originally issued to the Holder pursuant to a Sponsor Transfer, Waiver, Forfeiture and Deferral Agreement, dated as of August 31, 2020 by and between Level Field Capital, LLC, a Delaware limited liability company, LF Capital Acquisition Corp., a Delaware corporation, the Holder, and the Company.

Post – Closing Obligations Under the Stock Purchase Agreement

Pursuant to the Stock Purchase Agreement described in the Amendment No. 2, Landsea Holdings Corporation, (the “Seller”) agrees that unless Green Investment Alpha Limited (the “Purchaser”) sold the Purchased Shares or exercised its right under the related Put Option Agreement so that the Purchaser no longer holds at least 6% of the issued and outstanding Common Stock of the Company, the Seller will, to the extent of the remaining Common Stock of the Company owned by the Seller, vote, at each following scheduled date for the election of directors of the Company, in favor of any one individual nominated by the Purchaser to serve as a director of the Company.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2022

Landsea Holdings Corporation

By:	/s/ Qin Zhou
Name:	Qin Zhou
Title:	Chief Executive Officer

Landsea Green Properties Co. Ltd

By:	/s/ Ming Tian
Name:	Ming Tian
Title:	Chairman of the Board

Ming Tian

/s/ Ming Tian